NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	November 17, 2021

Canada:	TSX:	KLS
United States:	NYSE American:	KIQ

KELSO TECHNOLOGIES INC. ANNOUNCES TWO KEY DEVELOPMENT PARTNERS FOR KIQ X INDUSTRIES

Vancouver, British Columbia and Bonham, Texas, - Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) ("Kelso" or the "Company") reports that the Company's wholly owned subsidiary KIQ X Industries ("KIQX") has secured two key prototype development partners in its KXI™ Wildertec™ Heavy Duty ("HD") Suspension ("KXI") project.

Vector Truck Designs ("Vector") and Kinetic Drive Solutions ("KDS") have been contracted by KIQX to provide a team of automotive engineers, control system designers and software specialists that can guide KIQX to a regulatory compliant final production-ready HD prototype.  Design ambitions are to meet the needs of the Company's target markets with technological performance that can deliver new standards for safety and efficiency while providing environmental and cultural responsibility for vocational wilderness transportation applications.

Vector will lead the project in final stage prototype design and development of all mechanical components.  With deep roots in OEM design, Vector has been building heavy duty vehicle suspensions for the world's top companies for decades.  Vector is fully qualified to build KXI to meet the rigorous standards for regulatory compliance, performance and dependability.

Vector's Chief Engineer, Marlin Toews comments: "Our team of uniquely skilled designers with a combined 80+ years of experience in chassis, suspension, steering and driveline expertise is capable, ready and eager to deliver on KIQX's goal of developing a highly robust, no-road vehicle that delivers full road and highway compliance."

KDS joins KIQX as a specialist engineering partner who can lead to the development and completion of an integrated suspension control system for the HD prototype.  The KDS design team brings a wealth of experience in control system development integrating ride height, stability, central tire inflation systems, rear steering functions featuring intelligent computerized vehicle control systems.  KDS is a respected and accredited service and product provider of mission critical mobility systems to elite organizations across the globe.

Ron Shaeper, Chief Engineer at KDS comments: "Our multi-disciplinary team of driveline and control system designers shall combine the latest technologies and apply our robust model-based system engineering approach to optimize the functional design, control system and performance of the KXI "road-to-no-road" vehicle solution."

Chris Stewart, President of KIQX comments: "Based on currently non-serviced market needs for emergency responders, natural resources and energy organizations for more capable and lower ecological impact wilderness travel technologies, the KXI development team brings the fundamental knowledge to convert a standard one ton pickup truck into a sophisticated purpose-built commercial specialty vehicle. Vector and KDS bring their proven track records and unique sets of specialized expertise that can ensure the diminishment of dangerous, inefficient and environmentally insensitive driving practices in the wilderness."

The prototype vehicle, when completed will go through extensive engineering integrity and Canadian Motor Vehicle Safety Standards compliance testing.  This is to ensure that equipment operators are able to utilize the full efficiency of the KXI technology without compromising the safety of the occupants or the general public.  COVID-19 has created many supply chain issues in the automotive industries but the completion of the prototype is expected in the second quarter of 2022.

James R. Bond, CEO of the Company comments: "Relationships and support from the automotive specialist engineering community continue to grow favorably.  This has allowed Kelso to maintain the development of its KXI™ Wildertec™ brand through the pursuit of best available technology solutions for wilderness transportation applications.  We are encouraged to date by the number of qualified contractors that are providing expertise to support our design ambitions.  Kelso is pleased that Vector and KDS are the first of several industry specialists that are officially joining the KXI project."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements and Information: This news release contains "forward-looking statements and information" within the meaning of applicable securities laws.  Forward-looking statements are indicated expectations or intentions.  Forward-looking statements in this news release include that the Vector and KDS can guide KIQX to a regulatory compliant final production-ready HD prototype; that our design ambitions can meet the needs of our target markets with technological performance that can deliver new standards for safety and efficiency while providing environmental and cultural responsibility for vocational wilderness transportation applications; that KXI can meet the rigorous standards for regulatory compliance, performance and dependability; that KXI can be safe, effective and efficient for virtually any skill level in wilderness operations; that KXI can ensure the diminishment of dangerous, inefficient and environmentally insensitive driving practices; that the completion of the prototype is expected in the second quarter of 2022; that Vector and KDS are the first of several industry specialist that are officially joining the KXI project; and that Kelso can maintain the development of its KXI™ Wildertec™ brand through the pursuit of new bona fide technology solutions for wilderness transportation markets.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.  Such risks and uncertainties include, without limitation, the risk that a new product idea may be dropped if ongoing development and testing reveal engineering and economic issues that render a new product concept unfeasible;  the risk that the Company's products may not work as well as expected; more industry specialist may not join the KXI project as the Company may not pursue its development; we may not be able to break into new markets, because such markets are served by stronger embedded competitors or because of long term supply contracts; and we may not be able to grow and sustain anticipated revenue streams.  We may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development, our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products.  Our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged. Our intended technologies may infringe the intellectual property of other parties or we may not have any parties interested in licensing our technology as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com